Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Third Quarter 2025 Results

•	COM701 Phase 1 data presented at ESMO 2025 characterized patients who derived clinical benefit and informed the design of the ongoing MAIA-ovarian platform trial

•
Enrolling patients in the U.S., Israel and France in the MAIA-ovarian platform trial evaluating COM701 maintenance therapy in patients with platinum sensitive ovarian cancer with interim analysis now estimated in Q1 2027

•	SITC 2025 – Compugen presented Phase 1 trial design for GS-0321 (COM503), licensed to Gilead

•	Partner AstraZeneca shared promising rilvegostomig results from two Phase 2 trials, one in NSCLC and one in bladder cancer at ESMO 2025

•	Solid financial position with refined cash runway expected to fund operations into Q3 2027

HOLON, ISRAEL, November 10, 2025 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in predictive computational target discovery powered by AI/ML, today reported financial results for the third quarter of 2025 and provided a corporate update.

“I am thrilled to lead Compugen as our strong fundamentals and differentiated science gain clinical momentum,” said Eran Ophir, Ph.D., President and CEO of Compugen. “Recent data at ESMO from our partner AstraZeneca and others reinforce our long-held view that not all anti-TIGIT antibodies are the same, and that the antibody-Fc format matters. This is because Fc reduced anti-TIGIT programs, like our fully owned anti-TIGIT, COM902, and AstraZeneca’s anti-PD-1/TIGIT bispecific rilvegostomig, preserve beneficial T cells and avoid depletion of peripheral T-regs in contrast to Fc-active anti-TIGITs and therefore have the potential for improved efficacy and safety profile. At ESMO, AstraZeneca presented data from ARTEMIDE-01 showing rilvegostomig was well tolerated with promising efficacy confirming its potential in checkpoint naïve NSCLC with notable low rate of treatment related discontinuation supporting differentiation of the Fc-reduced format. AstraZeneca also presented data from TROPION-PanTumor03, evaluating the combination of rilvegostomig and Datroway, which showed promising efficacy and manageable safety underscoring the potential of next-generation IO bispecific plus ADCs. In addition, AstraZeneca announced it expects to launch its eleventh Phase 3 trial for rilvegostomig.”

Dr. Ophir continued, “We presented pooled Phase 1 data at ESMO 2025 showing that COM701, our Fc-reduced anti-PVRIG antibody, is well tolerated as monotherapy and in combination and delivers durable responses in heavily pretreated platinum resistant ovarian cancer patients, with a median progression-free survival of 10.5 months in patients who derived clinical benefit. The data also showed that COM701 biology is differentiated, reflected in responses seen across PD-L1 expression levels. This data is important as it characterized responding patients, guiding the design of our ongoing blinded and randomized MAIA-ovarian platform trial evaluating single agent COM701 maintenance therapy in platinum sensitive ovarian cancer. Sites have been activated in the U.S., Israel and France, and we now estimate interim analysis in Q1 2027. We are also advancing GS-0321, a potential first-in-class anti-IL18BP antibody licensed to Gilead and presented the trial design at SITC last week.”

Dr. Ophir concluded, “Our solid financial position with cash runway expected into the third quarter of 2027 enables us to advance our differentiated IO pipeline and leverage our AI/ML powered computational discovery platform Unigen™ to discover novel ways to activate the immune system against cancer. I am confident in our fully owned programs, strengthened by validating partnerships with AstraZeneca and Gilead, which together offer over $1 billion in potential milestones and royalties.”

Third Quarter 2025 Financial Highlights
Cash: As of September 30, 2025, Compugen had approximately $86.1 million in cash, cash equivalents, short-term bank deposits, and investment in marketable securities.

Compugen expects that its cash and cash-related balances will be sufficient to fund its operating plans into the third quarter of 2027. This does not include any cash inflows. The Company has no debt.

During October 2025, subsequent to the financial results for the quarter ended September 30, 2025, a total of approximately 0.8 million shares were sold through the Company's ATM facility contributing net proceeds of approximately $1.6 million.

Revenue: Compugen reported approximately $1.9 million in revenues for the third quarter ended September 30, 2025, compared to approximately $17.1 million in revenues for the comparable period in 2024. The revenues reported in the third quarters of 2025 and 2024 reflect recognition of portions of both the upfront payment and the IND milestone payment from the license agreement with Gilead.

R&D expenses for the third quarter of 2025 were approximately $5.8 million compared to approximately $6.3 million for the comparable period in 2024.

G&A expenses were approximately $2.2 million for the third quarter of 2025 and $2.6 million for the comparable period in 2024.

Net loss for the third quarter of 2025 was approximately $6.98 million, or $0.07 per basic and diluted share, compared with a net profit of approximately $1.28 million, or $0.01 per basic and diluted share, in the third quarter of 2024.

Full financial tables are included below

Conference Call and Webcast Information
The Company will hold a conference call today, November 10, 2025, at 8:30 AM ET to review its third quarter 2025 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive AI/ML powered computational discovery platform (Unigen™) to identify novel drug targets and biological pathways for developing cancer immunotherapies. Compugen has two differentiated Fc-reduced programs targeting TIGIT: COM902, a fully owned potential best-in-class Fc-reduced high affinity anti-TIGIT antibody in Phase 1 development and rilvegostomig, an Fc-reduced PD-1/TIGIT bispecific antibody in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. The TIGIT component of rilvegostomig is derived from COM902. In Phase 1 development Compugen has COM701, a potential first-in-class anti-PVRIG Fc-reduced antibody and GS-0321 (previously COM503), a potential first-in-class, high affinity anti-IL-18 binding protein antibody, licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of research programs aiming to address new mechanisms to activate the immune system against cancer. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding the progress and promising results of AstraZeneca’s rilvegostomig program; statements regarding our COM701 Phase 1 data presented at ESMO and conclusions derived therefrom; statements regarding the timing of interim analysis results; statements regarding the improved efficacy and safety profile of Fc reduced anti-TIGITs; statements to the effect that our cash and cash-related balances will be sufficient to fund our operating plans into the third quarter of 2027; statements that our cash position will enable us to advance our differentiated IO pipeline and leverage our AI/ML powered computational discovery platform Unigen™ to discover novel ways to activate the immune system against cancer; and statements regarding potential milestones and royalties These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: clinical development involves a lengthy and expensive process, with an uncertain outcome and we may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete our trials on the timelines we expect; the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:
Yvonne Naughton, Ph.D.
Vice President, Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Nine Months Ended,
	September 30,		September 30,
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	1,891	17,132	5,432	26,393
Cost of revenues	1,650	3,601	5,715	7,255
Gross profit (loss)	241	13,531	(283)	19,138

Operating expenses
Research and development expenses	5,800	6,306	17,214	18,899
Marketing and business development expenses	139	161	419	409
General and administrative expenses	2,195	2,568	6,801	7,238
Total operating expenses	8,134	9,035	24,434	26,546

Operating profit (loss)	(7,893)	4,496	(24,717)	(7,408)
Financial and other income, net	954	1,284	3,269	3,812
Profit (loss) before taxes on income	(6,939)	5,780	(21,448)	(3,596)
Taxes on income	(40)	(4,504)	(54)	(4,518)
Net profit (loss)	(6,979)	1,276	(21,502)	(8,114)

Basic and diluted net earnings (loss) per ordinary share	(0.07)	0.01	(0.23)	(0.09)
Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	93,538,565	89,535,679	93,124,558	89,524,411
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	93,538,565	89,819,474	93,124,558	89,524,411

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30,	December 31,
	2025	2024
	Unaudited

ASSETS

Current assets
Cash and cash equivalents	7,455	18,229
Short-term bank deposits	51,908	61,397
Investment in marketable securities	26,725	23,629
Other accounts receivable and prepaid expenses	2,832	2,742
Total current assets	88,920	105,997

Non-current assets
Restricted long-term bank deposit	394	343
Long-term prepaid expenses	1,734	1,888
Severance pay fund	3,418	3,072
Operating lease right to use asset	2,602	2,843
Property and equipment, net	777	852
Total non-current assets	8,925	8,998

Total assets	97,845	114,995

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	9,122	10,080
Short-term deferred revenues	10,675	9,632
Current maturity of operating lease liability	486	448
Total current liabilities	20,283	20,160

Non-current liabilities
Long-term deferred revenues	27,571	34,045
Long-term operating lease liability	2,460	2,464
Accrued severance pay	3,705	3,412
Total non-current liabilities	33,736	39,921

Total shareholders' equity	43,826	54,914

Total liabilities and shareholders' equity	97,845	114,995